EXHIBIT 23.1

                              Independent Auditors' Consent

The Board of Directors
Keryx Biopharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Keryx Biopharmaceuticals, Inc. of our report dated March 26, 2003, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows, for each of the years in the three-year period ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002, annual report on Form 10-K of Keryx Biopharmaceuticals, Inc.


Somekh Chaikin

Certified Public Accountants (Isr.)
A member firm of KPMG International

Jerusalem, Israel
March 26, 2003